EXHIBIT 99

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 4th Quarter and Twelve Months Ended December 31 2007 Results

-	Q4 Sales Up 29%; 2007 Sales Up 39%

-	Total Q4 EPS $.01 in 2007 from $.03 in 2006

-	Total 2007 EPS $.19 up from $.17 in 2006

Morton Grove, IL—March 31, 2008—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called kefir, announced today for the fourth quarter ended December 31, 2007, total consolidated sales increased 29% to $10,174,172 from $7,893,644 during the same period a year ago.

For the twelve months ended December 31, 2007, total consolidated sales increased 40% to $38,729,156 from $27,720,713 during the same twelve month period a year ago. This increase in sales was driven by another strong sales increase of Lifeway’s kefir line of 30% and the remainder coming from the sales of the Helios kefir line and Pride of Main Street’s milk line acquired in August 2006.

Fourth quarter 2007 gross profit decreased 10% to $2,297,374 from $2,521,239 during the same period a year ago. This decrease is primarily attributable to the cost of milk, Lifeway’s largest cost of goods sold component, which was approximately 110% higher in the fourth quarter 2007 compared to the same period in 2006.  The price of milk in the months of October and November 2007 were the highest ever recorded. The price of milk in 2008 has been declining since January 2008, and had declined substantially in March and April to the levels not seen since May 2007 and about 35% from the fourth quarter 2007 record highs.

Earnings per share decreased to $.01 per share for the fourth quarter 2007, from $.03 per share for the same three-month period in 2007.

For the twelve months ended December 31, 2007 gross profit increased 17% to $12,419,528 from $10,638,721 during the same period a year ago.  The cost of milk, Lifeway’s largest cost of goods sold component, was approximately 60% higher in 2007 compared to the same period in 2006. Earnings per share increased to $.19 per share, up from $.17 per share for the same twelve-month period in 2006.

Edward Smolyansky, CFO commented, “Given the extremely difficult and challenging cost environment experienced in the second half of 2007, we are extremely proud of our fourth quarter and 2007 results.  2007 was a tale of two halves, with the cost of milk and other raw materials hitting record highs in the second half.   Despite these record high milk and transportation costs, as well as operating in an environment where most of our other production related costs were increasing, we were able to maintain relatively healthy margins.  The cost of milk has since dropped substantially from February through April and we hope this trend continues throughout 2008.”

Julie Smolyansky, CEO commented, “We have since passed some of these costs on to the customer in February and March and have not seen any negative effect of unit sales.  In addition, our sales continue to grow at a healthy pace, we have completed our expansion project, and we have now increased our capacity to meet this growing demand for the next several years.”

About Lifeway Foods
Lifeway, recently named Fortune Small Business' 97th Fastest Growing Small Business, and one of only 4 companies to ever be named to the list four straight years in a row, is America's leading supplier of the cultured dairy product known as kefir, and now America’s only supplier of Organic Kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!.

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net ..

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	Years Ended
	December 31,
	2007	2006

Sales	$38,729,156	$27,720,713

Cost of goods sold	25,582,981	16,509,516
Depreciation expense	726,647	572,476

Total cost of goods sold	26,309,628	17,081,992

Gross profit	12,419,528	10,638,721

Selling Expenses	3,744,388	3,065,254
General and Administrative	3,914,825	3,157,063
Amortization expense	323,266	186,278

Total Operating Expenses	7,982,479	6,408,595

Income from operations	4,437,049	4,230,126

Other income (expense):
Interest and dividend income	350,286	388,339
Rental Income	48,305	11,401
Interest expense	(410,180)	(345,525)
Gain (loss) on sale of marketable
securities, net	539,739	356,558
Total other income (Expense)	528,150	410,773

Income before provision for
income taxes	4,965,199	4,640,899

Provision for income taxes	1,812,539	1,745,075

Net income	$3,152,660	$2,895,824

Basic and diluted earnings per
common share	0.19	0.17

Weighted average number of
shares outstanding	16,855,611	16,829,601